                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


    Mark One
      (X)        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                   For the fiscal year ended December 31, 2000



                                       or



      ( )      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                           Commission File No. 1-13620

             A. Full title of the plan and the address of the plan,
                if different from that of the issuer named below:


                  WKE Corp. Bargaining Employees' Savings Plan
                              220 West Main Street
                                 P.O. Box 32030
                           Louisville, Kentucky 40232


        B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office


                                  Powergen plc
                               53 New Board Street
                                 London EC2M 1SL

WKE CORP. BARGAINING EMPLOYEES' SAVINGS PLAN


FINANCIAL STATEMENTS AND SCHEDULE
AS OF DECEMBER 31, 2000 AND 1999

TOGETHER WITH AUDITORS' REPORT

WKE CORP. BARGAINING EMPLOYEES' SAVINGS PLAN


Financial Statements and Schedule
As of December 31, 2000 and 1999
--------------------------------------------------------------------------------



INDEX TO FINANCIAL STATEMENTS AND SCHEDULE


                                                                                          REFERENCE
                                                                                          ---------
Report of Independent Public Accountants........................................................Page 1

Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999................Page 2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
     December 31, 2000..........................................................................Page 2

Notes to Financial Statements and Schedule as of December 31, 2000 and 1999................Pages 3 - 6

Schedule I - Item 4(i) - Schedule of Assets Held for Investment Purposes,
  As of December 31, 2000.......................................................................Page 7


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Trustees of the
       WKE Corp. Bargaining Employees' Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the WKE Corp. Bargaining Employees' Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the WKE Corp. Bargaining Employees' Savings Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Louisville, Kentucky
     June 13, 2001

WKE CORP. BARGAINING EMPLOYEES' SAVINGS PLAN


Statements of Net Assets Available for Benefits
As of December 31, 2000 and 1999
--------------------------------------------------------------------------------


                                                         PARTICIPANT DIRECTED
                                                     ---------------------------
                                                        2000            1999
                                                     ----------       ---------
Investments, at fair value (Note 3)                  $3,485,905       $2,185,313
Contributions receivable
       Participant                                       45,264           36,555
       Employer                                          14,959           12,222
                                                     ----------       ----------
Net assets available for benefits                    $3,546,128       $2,234,090
                                                     ==========       ==========



Statement of Changes in Net Assets Available for Benefits
For the Year ended December 31, 2000
--------------------------------------------------------------------------------


                                                                   PARTICIPANT
                                                                    DIRECTED
                                                                ---------------
Net assets available for benefits, beginning of year:          $      2,234,090
                                                                ---------------
Additions:
    Participant contributions                                         1,074,016
    Employer contributions                                              355,558
    Interest and dividend income                                        310,299
    Net realized gains on LG&E Energy
       Corp. Common Stock Fund                                           37,538
    Net depreciation from shares in registered
       investment companies                                            (457,617)
                                                                 --------------
         Total additions                                              1,319,794
                                                                 --------------

Deductions:
    Distributions/withdrawals                                            (7,176)
    Administrative fees                                                    (580)
                                                                 --------------
         Total deductions                                                (7,756)
                                                                 --------------

Net assets available for benefits, end of year:                  $    3,546,128
                                                                 ==============




The accompanying notes to financial statements and schedule are an integral part of these statements.

WKE CORP. BARGAINING EMPLOYEES' SAVINGS PLAN


Notes To Financial Statements and Schedule
December 31, 2000 and 1999
-------------------------------------------------------------------------------


(1)    DESCRIPTION OF PLAN-

       The following description of the WKE Corp. Bargaining Employees' Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       (a) GENERAL--The Plan is a fully participant directed defined contribution plan that was established on July 17, 1998. All bargaining unit employees of WKE Corp., Western Kentucky Energy Corp. and WKE Station Two Inc. (collectively the "Company") are eligible to participate in the Plan on the first of the month on or following the completion of three months of continuous employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

              On December 11, 2000, LG&E Energy Corp. (parent to the Company) was acquired by Powergen plc for cash of approximately $3.2 billion or $24.85 per share and the assumption of all of LG&E Energy Corp.'s debt. Upon the acquisition, all LG&E Energy Corp. stock held by the Plan was liquidated and proceeds were invested into the Fidelity Retirement MM Portfolio. Participants must transfer these assets from this fund into other investment fund options within six months.

       (b) CONTRIBUTIONS AND VESTING--Employees choosing to participate may elect to contribute an amount equal to an integral percentage from one percent (1%) to fifteen percent (15%) of base pay on a pre-tax or after-tax basis. The Company in turn will match fifty percent (50%) of the employees' contribution on the first six percent (6%) of eligible compensation. Such contributions are allocated to the specific participant's investment fund accounts based upon the participant's election. Employee contributions, plus actual earnings thereon, are vested immediately. Company contributions are 20% vested for each year of service with 100% vesting after five years.

              Forfeited balances of terminated participants are used to reduce future Company contributions. As of December 31, 2000, there have been no balances forfeited by terminating participants of the Plan.

       (c) PARTICIPANT ACCOUNTS--Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

WKE CORP. BARGAINING EMPLOYEES' SAVINGS PLAN


Notes To Financial Statements and Schedule
December 31, 2000 and 1999
------------------------------------------------------------------------------


       (d) PARTICIPANT LOANS--Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loans to purchase a home can not exceed 15 years and all other loans are for a period not exceeding five years. No more than two loans shall be made to a participant during a Plan year. The loans are secured by the balance in the participant's account and bear interest at an agreed upon rate commensurate with local prevailing rates. Interest rates on loans currently range from 7.75 percent to 9.50 percent. Principal and interest is paid ratably through monthly payroll deductions. Those participants that elect to take a loan are charged a minimal one-time loan-processing fee.

       (e) PAYMENT OF BENEFITS--On termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, periodic annual installments for a period not to exceed fifteen years, or any combination of lump-sum and periodic installments.


(2)    SUMMARY OF ACCOUNTING POLICIES-


       (a) BASIS OF ACCOUNTING--The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States.

       (b) USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

       (c) INVESTMENT VALUATION AND INCOME RECOGNITION--The Plan's investments are stated at fair value. Shares of registered investment companies and all other investments are valued at quoted market prices in an active market which represent the net asset value of shares held by the Plan at year end. Participant loans receivable are valued at cost which approximates fair value.

              Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

       (d) RISKS AND UNCERTAINTIES--The Plan provides for investment in various investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

WKE CORP. BARGAINING EMPLOYEES' SAVINGS PLAN


Notes To Financial Statements and Schedule
December 31, 2000 and 1999
------------------------------------------------------------------------------


       (e)    PAYMENT OF BENEFITS--Benefits are recorded when paid.

(3)    INVESTMENTS-

       The fair value of the Plan's investments at December 31, 2000 and 1999 are summarized in the following table ("*" indicates that the investment balance represents 5% or more of the net assets available for the respective year):


                                                                                2000                   1999
                                                                          ------------------     ------------------
          Registered Investment Companies:
               Fidelity Magellan Fund                                     $      914,086*        $      633,174*
               Fidelity Equity Income II Fund                                    671,261*               458,029*
               Fidelity Contrafund                                               453,407*               305,872*
               Fidelity Puritan Fund                                             116,757                 77,182
               Fidelity Retirement MM Portfolio                                  155,600                      -
               Fidelity Retirement Government MM Portfolio                       156,088                 89,842
               Fidelity Intermediate Bond Fund                                    55,862                 40,005
               Spartan U.S. Equity Index Fund                                    359,130*               251,721*
               Warburg Pincus Emerging Growth Fund                               240,715*               161,211*
               Templeton Foreign Fund A                                          109,260                 68,790
               Janus Worldwide Fund                                              199,811*                13,246
                                                                          -----------------     -----------------
                                                                               3,431,977              2,099,072
          Common Stock:
               LG&E Energy Corp. Common Stock Fund                                     -                 74,006

          Participant Loans                                                       53,928                 12,235
                                                                          -----------------     -----------------
                                                                          $    3,485,905         $    2,185,313
                                                                          =================     =================


(4)    RELATED PARTY TRANSACTIONS-

       Certain Plan investments are shares of mutual funds managed by subsidiaries of Fidelity Management Research Corp. Fidelity Management Trust Company (a subsidiary of Fidelity Management Research Corp.) is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.


(5)    PLAN TERMINATION-

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


(6)    ADMINISTRATIVE COSTS-

       Certain administrative services are provided by the Company at no cost to the Plan and certain expenses incurred for the administration of the Plan are paid by the Company.

WKE CORP. BARGAINING EMPLOYEES' SAVINGS PLAN


Notes To Financial Statements and Schedule
December 31, 2000 and 1999
------------------------------------------------------------------------------

(7)    TAX STATUS-

       The Internal Revenue Service has determined, and informed the Company by a letter dated March 31, 2000, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code.


(8)    SUBSEQUENT EVENT-

       On April 9, 2001, E.ON AG announced a recommended pre-conditional cash offer for Powergen plc. The acquisition is expected to close in 2002 shortly after all of the conditions to consummation of the acquisition are met. The effects to the Plan, if any, are not known at this time.

WKE CORP. BARGAINING EMPLOYEES' SAVINGS PLAN                         SCHEDULE I

PLAN SPONSOR:  WKE CORP.
EIN  61-1329628
PLAN NO.  002


ITEM 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
AS OF DECEMBER 31, 2000
-------------------------------------------------------------------------------




  IDENTITY OF ISSUE                 DESCRIPTION OF ASSET                       FAIR VALUE
----------------------   ---------------------------------------------       --------------
*Fidelity                 Fidelity Magellan Fund                             $       914,086
*Fidelity                 Fidelity Equity Income II Fund                             671,261
*Fidelity                 Fidelity Contrafund                                        453,407
*Fidelity                 Fidelity Puritan Fund                                      116,757
*Fidelity                 Fidelity Retirement MM Portfolio                           155,600
*Fidelity                 Fidelity Retirement Government MM Portfolio                156,088
*Fidelity                 Fidelity Intermediate Bond Fund                             55,862
*Fidelity                 Spartan U.S. Equity Index Fund                             359,130
 Warburg Pincus           Warburg Pincus Emerging Growth Fund                        240,715
 Templeton                Templeton Foreign Fund A                                   109,260
 Janus                    Janus Worldwide Fund                                       199,811
*Participants             Participant Loans **                                        53,928
                                                                                -------------
Total                                                                           $  3,485,905
                                                                                =============


*   Party-in-interest
**  Rate of interest  = range from 7.75% to 9.50%

The accompanying notes to financial statements and schedule are an integral part of this schedule.

                                    SIGNATURE


Pursuant to the requirements of the Securities and Exchange Act of 1934, all members of the Committee having responsibility for the administration of WKE Corp. Bargaining Employees' Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

WKE Corp. Bargaining Employees' Savings Plan
--------------------------------------------
Name of Plan

June 29, 2001

                                                 /s/ Richard Aitken-Davies
                                                 --------------------------
                                                 Richard Aitken-Davies


                                                 /s/ S. Bradford Rives
                                                 ---------------------
                                                 S. Bradford Rives


                                                 /s/ Frederick J. Newton III
                                                 ---------------------------
                                                 Frederick J. Newton III


                                                 /s/ Chris Hermann
                                                 -----------------
                                                 Chris Hermann


                                                 /s/ David K. Arbough
                                                 --------------------
                                                 David K. Arbough